United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Northrop Grumman Corporation

Name of persons relying on exemption: The School Sisters of Notre Dame Cooperative Investment Fund

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton

Ave Montclair, NJ 07042.

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities

Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Proposal 6: Stockholder Proposal to Annually Conduct an Evaluation and Issue a Report Describing the Alignment of the Company’s Political Activities with Its Human Rights Policy at the Northrop Grumman Annual Meeting of Shareholders on May 17, 2023.

Summary of the Proposal

The proposal requests that Northrop annually conduct an evaluation and issue a public report, describing the alignment of its political activities (including direct and indirect lobbying and political and electioneering expenditures) with its Human Rights Policy.

Proponent Rationale for Engagement

The proponent of this proposal is a Catholic institutional investor made up of members who have dedicated their lives and missions to advancing justice and peace. The proponent holds the belief that through engagement with portfolio companies, they can further align their resources to fulfill their mission to support systemic change. At the time of this exempt solicitation filing, Russia’s war in Ukraine intensifies, with thousands of civilian casualties, growing accusations of war crimes, rising threats of nuclear conflict, and global economic consequences. i Ongoing conflicts in Israel-Palestine and Yemen continue to perpetuate major humanitarian crises.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

The proponent asserts that there is a clear moral responsibility for companies and investors to acknowledge the direct role the defense industry plays in perpetuating human rights harms in war and conflict, and that all actors must contribute to appropriate remedies. The most severe human rights impacts of the defense sector are irremediable and result in the loss of life. The proponent also recognizes the deep influence defense manufacturers exert in shaping U.S. policy through their political activities. A company that purports to adhere to the highest standards of human rights, while simultaneously undermining such human rights commitments through its non-transparent political activities, represents significant reputational risk and perpetuates the violent scourge of war and conflict.

The proponents therefore offer this proposal - supported by strong reputational and financial risk arguments - to Northrop Grumman and its shareholders as an invitation to deeply examine the business model in the context of its human rights commitments and political activities, so that leadership and vision be advanced to reduce the company’s dependence on business activities that cause death and destruction, and that Northrop may instead have a purpose to contribute to a more positive vision for society.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Northrop Gumman “Northrop”’s political activities (including direct and indirect lobbying and political and electioneering expenditures) conflict with its stated Human Rights Policy by pushing for government sales of its defense products and services to customers linked to irremediable human rights impacts, especially in conflict-affected and high-risk areas;

2.	Engaging in political activities (including direct and indirect lobbying and political and electioneering expenditures) that are misaligned with its Human Rights Policy presents material legal, reputational, regulatory, and litigation risks to the Company and its investors; and

3.	Northrop’s existing disclosures on its political activities cited in the Statement of Opposition fail to respond to the request of the proposal, narrowly focusing on PAC contributions and direct lobbying as opposed to including indirect lobbying and other political activities.

Arguments in Favor of the Political Activities Alignment Proposal

1.	Northrop Grumman “Northrop”’s political activities (including direct and indirect lobbying and political and electioneering expenditures) conflict with its stated Human Rights Policy by pushing for government sales of its defense products and services to customers linked to irremediable human rights impacts, especially in conflict-affected and high-risk areas

Northrop Grumman, in its Human Rights Policy, states its “deep respect for individuals and human rights” and recognizes the UN Guiding Principles on Business and Human Rights (UNGPs) as important guidance for companies to meet their human rights responsibilities. However, Northrop’s political activities suggest it actively lobbies, makes political contributions, and otherwise pushes for government sales of its defense products and services to customers linked to irremediable human rights impacts, especially in conflict-affected and high-risk areas. Shareholders lack sufficient disclosure to analyze whether there is alignment with the Company’s stated commitments on human rights, ethics, and sustainability.

2

Northrop Grumman is the world’s fourth-largest defense company, operating in 25 countries and connected to high-risk business activities in the areas of controversial arms trade, military training, nuclear weapons, and border militarization.2 By the very nature of its business operations, Northrop Grumman poses risks of serious human rights violations, including risks to the rights to life, freedom from discrimination, privacy, freedom of movement, asylum, and health. Investors lack assurance that Northrop’s lobbying activities are not encouraging weak regulation of its sales and products that present significant human rights risks. For example, Northrop is connected to $5 billion in annual nuclear weapons-related earnings, despite the significant risk related to this industry. Nuclear weapons are illegal under international law due to their indiscriminate and disproportionate impacts on civilians.3 Northrop was awarded a $13.3 billion nuclear missile contract in 2020 by the US Air Force.4 Before the contract was approved, Northrop lobbied against an amendment which would have required the Pentagon to explore alternatives to these missiles.5

Research organizations have recorded defense manufacturers exerting “deep influence through money in politics.”6 A report by OpenSecrets determined that over the past twenty years, defense manufacturers spent $285 million in campaign contributions and $2.5 billion in lobbying expenses to influence defense spending.7 The symbiotic relationship between governments and defense contractors is described by the UN as a “blurring of the lines separating the State and the arms sector, which can cause States to approve arms exports despite genuine human rights risks that should prevent them.” 8 The “revolving door” between the Pentagon and major defense contractors is just one example that demonstrates the blurred lines between the role of government and the private sector in influencing the US foreign policy agenda.

Northrop has contracts with or supplies weapons to multiple states engaged in conflict, including Saudi Arabia, the United Arab Emirates, India, Israel, Morocco, and Colombia.9 The Company is one of the largest defense partners to Saudi Arabia, which has led the war in Yemen. Gross human rights violations, including war crimes,10 have been committed throughout the conflict, and Northrop was named as an integral company in supplying arms and services to the Saudi Arabia/UAE-led coalition.11 The Company manufactures the Longbow system, a weapons equipment package for the Apache helicopters and hellfire missiles, which it sells to thirteen countries.12 The UN has identified airstrikes by warplanes and helicopters as the “single largest cause of civilian casualties” in the war in Yemen.13 Northrop’s continued investments in ‘Autonomous Systems,’ or lethal autonomous weapons, such as the Bat Unmanned Aircraft System (UAS) and the Fire Scout, which raise significant concerns around violating fundamental legal and ethical principles and presenting destabilizing threats to international peace and security.14 Given the significant human rights risks associated with Northrop’s business activities, investors are concerned that the Company’s political activities may be undermining federal human rights due diligence and oversight.

3

In 2022, Northrop spent $10.8 million on federal lobbying, much of which focused on defense appropriations, export control reform, and foreign military sales.15 Additionally, Northrop’s top two House committee recipients for 2022 were the Appropriations and Armed Services committees, totaling almost $600,000.16 Furthermore, 28 of Northrop’s 35 lobbyists are revolving door lobbyists, meaning they previously held government jobs.17 These statistics show only part of the picture, making it difficult for investors to analyze if the company is dependent on perverse incentives. Investors lack disclosure on these lobbying activities, particularly how they align with the Company’s Human Rights Policy.18

Additionally, while Northrop is mandated to report on its direct lobbying, indirect lobbying efforts and donations aimed at influencing public policy are largely undisclosed by the Company. For example, Northrop’s significant contributions to think tanks, such as the Center for a New American Security, lack transparency.19 Without clear disclosure on Northrop’s indirect lobbying and other political spending, investors are unable to determine if there is misalignment with the Company’s stated commitments and policies.

Although Northrop commits to declining business opportunities with clients, “regardless whether it is legally permissible,” if human rights risks are “unacceptable,”20 its political activities appear misaligned with this commitment. For example, in 2020, a notable lobbyist allegedly represented Northrop while simultaneously contacting congressional and State Department officials on behalf of the United Arab Emirates (UAE) regarding arms sales for use in Yemen.21 Northrop has long-standing arms and services dealings with the UAE and Saudi Arabia, who have repeatedly targeted civilians as part of their military operations in Yemen and are complicit in a wide range of gross human rights violations.22

2.	Engaging in political activities (including direct and indirect lobbying and political and electioneering expenditures) that are misaligned with its Human Rights Policy presents material legal, reputational, regulatory, and litigation risks to the Company and its investors

Corporate political activity (CPA), defined as “corporate attempts to shape government policy in ways favorable to the firm,”23 encompasses a broad range of activities which include indirect and direct lobbying, political action committee (PAC) contributions, electioneering, charitable contributions, and contributions to trade associations, non-profit organizations (501c3), and social welfare organizations (501c4). Transparency and accountability in CPA to influence public policy are in the best interests of Northrop shareholders. Without a robust company process for assessing whether Northrop’s political activities may be at odds with its own or its investors’ interests, investors cannot assess material litigation, reputational, or regulatory risk that the Company may be exposed to.24

Major proxy advisors like Vanguard and Glass Lewis recognize the inherent risks associated with poor CPA practices. According to Vanguard, “[p]oor governance of corporate political activity, coupled with misalignment to a company’s stated strategy or a lack of transparency about the activity, can manifest into financial, legal, and reputational risks that can affect long-term value for Vanguard funds.”25 Similarly, Glass Lewis states that “companies should disclose as much relevant information as possible to help shareholders assess whether political spending activities are aligned with a company’s policy and best interests and that companies should carefully consider the inherent reputational risks associated with supporting candidates or trade associations whose positions can be interpreted as contrary to company values.”26

4

A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair. According to the Conference Board, companies with a high reputation ranking perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain reputation.27 Additionally, misalignment between CPA and a Company’s commitments and values “can pose risks related to employee engagement and retention, recruitment of top talent, and consumer preferences.”28

Moreover, increased scrutiny on companies’ political activities from investors, media, employees, and consumers makes CPA a “high-risk” landscape.29 A recent 2023 report, Proxy Preview, highlights the growing concern by investors of political activities alignment, also known as values congruency.30 According to the report, shareholders filed 35 values congruency proposals during the 2023 filing season, highlighting the growing momentum in ensuring alignment between stated commitments and political activities.31

Corporations with a good reputation benefit from strong market capitalization, better business efficiency, and recruitment and retention of strong talent.32 Given the potential reputational risks posed by misalignment of direct and indirect corporate lobbying activities with the resulting potential impacts on company performance, this information is of wide and mainstream interest.

Without more comprehensive disclosure on its evaluation of risk and opportunity, stockholders cannot determine whether Northrop is effectively able to prevent Company funds from being used for political activities contrary to the Company's and stockholders’ objectives and long-term interests. Investors also lack information about board oversight of CPA alignment at Northrop.

3.	Northrop’s existing disclosures on its political activities cited in the Statement of Opposition fail to respond to the request of the proposal, narrowly focusing on PAC contributions and direct lobbying as opposed to including indirect lobbying and other political activities

Northrop’s explanation and additional policies cited in its opposition statement—the Political Contributions and Human Rights policies— are not responsive to the request of the proposal for the following reasons:

a.	Northrop’s disclosures on political activities only address PAC contributions, trade associations, and lobbying mandated disclosures, all of which have significant limitations. Northrop does not provide disclosure on 501(c)(4) contributions, grassroots lobbying, charitable donations, or other types of political activities.

On Northrop’s Political Contributions page, it claims all “political activities are in accordance with all applicable laws and are consistent with our principles of good governance and the highest standard of ethics.”

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While Northrop’s disclosure on a limited subset of political activities comply with the letter of the law, it is insufficient for shareholders to determine if there is misalignment with its human rights, ethics, and sustainability commitments. Regarding direct lobbying, Northrop complies with required disclosure by filing mandated reporting at federal and state levels. However, such mandated reporting is convoluted and difficult, and usually impossible, to decipher. Although mandated lobbying disclosures generally provide the amount of money contributed and the bill that was lobbied, there is usually no indication of which particular provision of the bill was lobbied and whether the provision was supported or opposed by the company. As a result, investors are unable to determine whether Northrop’s direct lobbying efforts are aligned with its Human Rights Policy.

Moreover, apart from trade associations, Northrop does not provide disclosure on its indirect lobbying activities, something that has come to be known as grassroots lobbying. 33 According to Glass Lewis, grassroots lobbying is “attempts to influence public opinion and encourage action with respect to relevant legislation” undertaken without the use of professional lobbyists.34 Typically, this indirect lobbying is done by advocacy groups and social welfare organizations. Notably, grassroots lobbying by companies does not require disclosure, which prevents shareholders from determining alignment between CPA and stated commitments.

Northrop provides very limited disclosure regarding its indirect lobbying through 501(c) organizations. Regarding trade associations, or 501(c)(6) organizations, Northrop does provide the list and contribution amounts to trade associations that received $25,000 or more from the Company. However, according to Northrop’s own admission “[w]hen these groups and associations engage in political activity or advocacy, however, they do not necessarily represent the positions of the Company or other individual members.”35 These actions may be misaligned with Northrop’s Human Rights Policy.

Social welfare organizations, or 501(c)(4) organizations, can raise unlimited funds and generally do not have to disclose their donors. According to OpenSecrets, social welfare organizations are the most common kind of group connected to “dark money,” which it defines as “spending meant to influence political outcomes where the source of the money is not disclosed.”36 Northrop’s policy on its contributions to 501(c)(4) organizations is vague. The Company “generally refrains” from contributing to these organizations, but includes two examples of social welfare organizations it donates to. Apart from these two organizations, it is unclear if Northrop financially contributes to any other 501(c)(4) organizations, which could be misaligned with Northrop’s Human Rights Policy.

Further, Northrop provides absolutely no disclosure on its contributions to think tanks and other 501(c)(3) organizations. The Center for International Policy released a report in 2020 that highlights the critical role think tanks have played in shaping U.S. policy.37 Despite the large gaps in disclosure of donors, the report nonetheless concludes that the defense sector provides “substantial financial support” to such think tanks.38 For example, the report lists Northrop as the largest donor to the Center for a New American Security,39 an organization whose mission is “to shape and elevate the national security debate.”40 When disclosure is not mandated, nor provided, there is a potential for misalignment between Northrop’s CPA and its Human Rights Policy.

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b.	Northrop’s CPA-Zicklin Index score does not address disclosure of many of the forms of political activities sought in the proposal

In its statement of opposition, Northrop touts its recognition by the Center for Political Accountability (CPA) and the Zicklin Center for Business Ethics Research regarding its perfect score on the CPA-Zicklin Index. This assertion is misleading, as the CPA-Zicklin Index does not address the majority of political activities a company may be involved in.

The CPA-Zicklin Index only assesses the “disclosure practices and spending and accountability policies for spending with corporate or treasury funds to influence elections.”41 Therefore, the CPA-Zicklin Index is limited in two important ways. First, it only looks at companies’ financial contributions to influence political campaigns.42 This means all political activities to influence public policy, such as donations to think tanks, are not covered in the assessment. Second, and related, the CPA-Zicklin Index does not look at a company’s spending on direct or indirect lobbying or on company political action committees.43 While the CPA-Zicklin Index assigns points based on disclosure of certain political activities, it by no means includes the wide array of other political activities the proposal seeks to understand.

Even if the CPA-Zicklin Index measured the disclosure of the Company’s full range of political activities, it does not serve as a measure of alignment between CPA and stated commitments. In fact, the CPA-Zicklin Index explicitly states that it “does not make a value judgment on a company’s political spending or alignment with its publicly stated values…”44

c.	Northrop’s lack of oversight of how its money is being used is not sufficient to state there is not any misalignment

In its statement of opposition, Northrop states that it “believes there is no such ‘misalignment’ to evaluate and report,” but it admits it does not have complete oversight of its CPA.

Regarding trade associations, Northrop concedes that such organizations may engage in political activity or advocacy that does not “necessarily represent the positions of the Company or other individual members.”45 Similarly, the Company does not believe it is “practical or advisable” to monitor and determine other clients of the professional firms Northrop hires to engage in political activities.46 In the case of the lobbyist who lobbied for Northrop while simultaneously advocating for the UAE regarding arms sales to be used in Yemen, it is clear that even the appearance of misalignment can result in reputational damage.

Based on the disclosure gaps identified above, it is apparent that Northrop’s existing disclosures on its political activities are not responsive to the proposal’s request for an alignment report to determine whether Northrop’s political activities are aligned with its stated Human Rights Policy. Investor expectations for alignment between companies’ political activities and stated commitments and values are increasing. This reporting helps investors assess whether a company’s political activities are consistent with its values and goals, which is critical to long-term shareholder value creation.

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Conclusion

Proponents encourage all Northrop Grumman shareholders to support Proposal 6: Stockholder Proposal to Issue a Political Activities Alignment Report.

For more information, please contact: Aaron Acosta, Senior Program Associate at Investor Advocates for Social Justice and representative of the School Sisters of Notre Dame Cooperative Investment Fund, via email: aacosta@iasj.org or phone: 973-509-8800.

_____________________________

i https://inews.co.uk/news/world/threat-nuclear-conflict-russia-ukraine-higher-cold-war-paranoid-vladimir-putin-1502571

2 https://www.northropgrumman.com/who-we-are/#:~:text=Northrop%20Grumman%20has%20approximately%2097%2C000,25%20countries%20around%20the%20world. ; https://investigate.afsc.org/company/northrop-grumman

3 https://treaties.un.org/doc/Treaties/2017/07/20170707%2003-42%20PM/Ch_XXVI_9.pdf

4 https://news.northropgrumman.com/news/releases/northrop-grumman-awarded-contract-to-replace-aging-icbm-system#:~:text=8%2C%202020%20%E2%80%93%20Northrop%20Grumman%20Corporation,Ground%20Based%20Strategic%20Deterrent%20(GBSD)

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5 https://www.armscontrol.org/act/2021-05/features/inside-icbm-lobby-special-interests-national-interest

6 https://www.opensecrets.org/news/reports/capitalizing-on-conflict/yemen-case-study

7 https://www.opensecrets.org/news/reports/capitalizing-on-conflict/defense-contractors

8 https://www.ohchr.org/sites/default/files/2022-08/BHR-Arms-sector-info-note.pdf

9 www.northropgrumman.com/AboutUs/OurGlobalPresence/Pages/default.aspx ; www.upi.com/DefenseNews/2015/10/16/Colombia-receives-Northrop-Grumman-ANTPS-78-radar/4871445000556/ ; www.moroccoworldnews.com/2018/05/246179/morocco-cargo-m1a2s-laser-tanks-us /; https://news.northropgrumman.com/news/releases/northrop-grumman-delivers-center-fuselage-for-firstisraeli-f-35-aircraft

10 https://www.hrw.org/news/2020/0921/us-war-crimes-yemen-stop-looking-other-way

11 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

12 https://www.northropgrumman.com/what-we-do/an-apg-78-longbow-fire-control-radar

13 https://www.hrw.org/news/2016/12/08/yemen-us-made-bombs-used-unlawful-airstrikes

14 https://paxforpeace.nl/media/download/pax-report-slippery-slope.pdf

15 https://www.opensecrets.org/federal-lobbying/clients/summary?id=D000000170; https://lda.senate.gov/filings/public/filing/3003b3cf-512f-4685-99f0-6c54491a91ec/print/; https://lda.senate.gov/filings/public/filing/5063e089-a33a-4222-ac79-6910bd78179a/print/; https://lda.senate.gov/filings/public/filing/f2e51516-09e0-42b5-bd04-5c64dca3746f/print/

16 https://www.opensecrets.org/orgs/northrop-grumman/congressional-committees?id=D000000170

17 https://www.opensecrets.org/orgs/northrop-grumman/summary?id=D000000170

18 https://www.opensecrets.org/orgs/northrop-grumman/congressional-committees?id=D000000170

19 https://3ba8a190-62da-4c98-86d2-893079d87083.usrfiles.com/ugd/3ba8a1_c7e3bfc7723d4021b54cbc145ae3f5eb.pdf

20 https://www.northropgrumman.com/corporate-responsibility/northrop-grumman-human-rights-policy/

21 https://www.opensecrets.org/news/reports/capitalizing-on-conflict/yemen-case-study

22 https://www.aljazeera.com/news/2022/2/7/yemen-intensifying-war-worsens-worlds-worst-civilian-crisis

23 https://d1wqtxts1xzle7.cloudfront.net/79490660/j.jm.2004.06.00320220124-26655-1l6j3k5-libre.pdf?1643043690=&response-content-disposition=inline%3B+filename%3DCorporate_political_activity_A_review_an.pdf&Expires=1681322937&Signature=
HqHIndqoMCPVut-7nM6sAk-S0Psd2ogYdGnQgqy~-tvXziGGdCxeaZ3iibtGi6iR1HwRWz2mWgjX1R86bHSIPxtleYk3reATv1pYQLsT8yCfOyII-T~39eWjQtpXl132BYxZ3ANM~bvqkiUguj4iC0L95r5R3zgsNajz1c0c24PVfgwvcHZdJ23ihlcxljhLhFNS1hUpgUh5NKOhKIW1pUOnVu7uOlaKhv
FFgt2uHjVJ1C5elAgjdPD2YmBHcTvs0lGl8JcWyFZ0otUrgMdkCEDpoeUrIfXNzzG0yK0enis5oqY5b8G2MTnOjjLlzae5OqTPnmAxSoB3UVHe2Wbj4w__ &Key-Pair-Id=APKAJLOHF5GGSLRBV4ZA

24 https://www.proxypreview.org/

25 https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/INVSPOLS_032021.pdf

26 https://www.glasslewis.com/wp-content/uploads/2021/11/ESG-Initiatives-Voting-Guidelines-GL-2022.pdf

27 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

28 https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/INVSPOLS_032021.pdf

29 https://www.proxypreview.org/

30 https://www.proxypreview.org/

31 https://www.proxypreview.org/

32 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study ; https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf ; ttps://hbr.org/2016/03/a-bad-reputation-costs-company-at-least-10-more-per-hire

33 https://www.glasslewis.com/wp-content/uploads/2021/04/In-Depth-Corporate-Political-Spending.pdf

34 https://www.glasslewis.com/wp-content/uploads/2021/04/In-Depth-Corporate-Political-Spending.pdf

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35 https://www.northropgrumman.com/wp-content/uploads/Northrop-Grumman-2023-Proxy-Statement-FINAL-Bookmarked-Web-Ready-v2.pdf

36 https://www.opensecrets.org/dark-money/basics?cycle=2022&view=viewpt#spending-totals

37 https://3ba8a190-62da-4c98-86d2-893079d87083.usrfiles.com/ugd/3ba8a1_c7e3bfc7723d4021b54cbc145ae3f5eb.pdf

38 https://3ba8a190-62da-4c98-86d2-893079d87083.usrfiles.com/ugd/3ba8a1_c7e3bfc7723d4021b54cbc145ae3f5eb.pdf

39 https://3ba8a190-62da-4c98-86d2-893079d87083.usrfiles.com/ugd/3ba8a1_c7e3bfc7723d4021b54cbc145ae3f5eb.pdf

40 https://www.cnas.org/mission

41 https://www.politicalaccountability.net/cpa-zicklin-index/

42 https://www.politicalaccountability.net/wp-content/uploads/2022/10/2022-CPA-Zicklin-Index.pdf

43 https://www.politicalaccountability.net/cpa-zicklin-index/

44 https://www.politicalaccountability.net/wp-content/uploads/2022/10/2022-CPA-Zicklin-Index.pdf

45 https://www.northropgrumman.com/wp-content/uploads/Northrop-Grumman-2023-Proxy-Statement-FINAL-Bookmarked-Web-Ready-v2.pdf

46 https://www.northropgrumman.com/wp-content/uploads/Northrop-Grumman-2023-Proxy-Statement-FINAL-Bookmarked-Web-Ready-v2.pdf

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